[Letterhead of Trombly Business Law]





August 23, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

        Attn:   Mr. Mark P. Shuman

        Re:     On the Go Healthcare, Inc.
                Regarding Form SB-2
                Filed on June 22, 2006
                And Amendment No. 1 to
                the Form SB-2 filed
                August 8, 2006
                File Number: 333-135212

Dear Mr. Shuman:

        I am securities counsel for On The Go Healthcare, Inc. (the "Company"). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to Registration Statement No. 333-135212, together with certain exhibits thereto (the "Registration Statement").

        Amendment No. 2 to the Registration Statement contains revisions that have been made for the purpose of removing shares from the Registration Statement that the Company could have issued pursuant to its Equity Line Investment Agreement with Dutchess Private Equities Fund, LP.

        If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.



                                        Regards,


                                        /s/ Amy M. Trombly
                                        ---------------------
                                        Amy M. Trombly
                                        Counsel for On The Go Healthcare, Inc.



cc:     On the Go Healthcare, Inc.